Exhibit 77(i)

Terms of New or Amended Securities

At its September 5, 2012 Board meeting, the Board approved the establishment of Class R6 Shares on behalf of ING International Value Fund. Class R6 shares are sold without a front-end load and are not subject to a CDSC.